EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
TEXAS INDUSTRIES, INC. AND SUBSIBIARIES

	Six Months ended
	November 30,		Year Ended May 31,
In Thousands except ratios	2012	2011	2012	2011	2010	2009	2008
Earnings
Income (loss) from continuing operations before income taxes and changes in accounting principles	$(18,380)	$(31,456)	$285	$(113,348)	$(71,131)	$(44,973)	$111,047
Fixed charges	36,666	36,511	72,724	70,770	57,544	54,041	34,865
Amortization of capitalized interest	1,157	1,157	2,248	2,314	2,314	2,314	1,254
Less: Interest capitalized	(19,226)	(16,056)	(33,684)	(18,694)	—	(14,394)	(26,462)
Adjusted earnings (loss)	$217	$(9,844)	$41,573	$(58,958)	$(11,273)	$(3,012)	$120,704

Fixed charges
Interest expense	$14,201	$17,087	$32,587	$43,975	$45,434	$28,418	$1,254
Interest capitalized	19,226	16,056	33,684	18,694	—	14,394	26,462
Net amortization of debt discount, premium and issuance expense	1,034	1,211	2,248	3,608	6,807	4,868	1,251
Interest portion of rent expense	2,205	2,157	4,204	4,493	5,303	6,360	5,898
Total fixed charges	$36,666	$36,511	$72,723	$70,770	$57,544	$54,040	$34,865

Ratio of earnings to fixed charges	0.01	—	0.57	—	—	—	3.46

Deficiency of earnings to cover fixed charges	$36,449	$46,355	$31,150	$129,728	$68,817	$57,052	$--